SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑    Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 16, 2025

KT Corporation

By:	/s/ Youngkyoon Yun
Name:	Youngkyoon Yun
Title:	Vice President

By:	/s/ Sanghyun Cho
Name:	Sanghyun Cho
Title:	Director

Report on Acquisition of Treasury Shares by Trust Agreement

1. KT Corp (the “Company”)’s contract for share repurchase trust

A. Date of disclosure with regards to contract for share repurchase trust: February 13, 2025

B. Trust agreement company: Shinhan Securities Co., Ltd

2. Acquisition of shares issued by the Company through the trust agreement

Date	Type of Share	Number of Shares		Price paid Per share (KRW)	Aggregate value (KRW)
		Acquired	Disposed
February 17, 2025	Common Share	20,000	—	47,436	948,722,500
February 18, 2025	Common Share	20,000	—	46,741	934,827,200
February 19, 2025	Common Share	20,000	—	46,963	939,266,950
February 20, 2025	Common Share	20,000	—	47,326	946,527,750
February 21, 2025	Common Share	20,000	—	47,595	951,893,800
February 24, 2025	Common Share	20,000	—	47,978	959,553,750
February 25, 2025	Common Share	20,000	—	47,880	957,599,700
February 26, 2025	Common Share	20,000	—	48,141	962,819,850
February 27, 2025	Common Share	20,000	—	47,292	945,849,450
February 28, 2025	Common Share	20,000	—	47,154	943,089,600
March 4, 2025	Common Share	20,000	—	47,570	951,409,775
March 5, 2025	Common Share	20,000	—	47,158	943,156,650
March 6, 2025	Common Share	20,000	—	48,233	964,669,150
March 7, 2025	Common Share	20,000	—	48,373	967,451,500
March 10, 2025	Common Share	20,000	—	48,309	966,182,950
March 11, 2025	Common Share	20,000	—	47,790	955,803,050
March 12, 2025	Common Share	19,938	—	48,464	966,271,500
March 13, 2025	Common Share	20,000	—	49,563	991,250,075
March 14, 2025	Common Share	50,000	—	49,266	2,463,296,650
March 17, 2025	Common Share	50,000	—	49,712	2,485,610,200
March 18, 2025	Common Share	50,000	—	49,782	2,489,102,100
March 19, 2025	Common Share	50,000	—	50,688	2,534,409,500
March 20, 2025	Common Share	50,000	—	51,142	2,557,077,300
March 21, 2025	Common Share	50,000	—	50,791	2,539,534,250
March 24, 2025	Common Share	50,000	—	49,596	2,479,793,525
March 25, 2025	Common Share	50,000	—	49,760	2,487,975,750
March 26, 2025	Common Share	50,000	—	50,048	2,502,411,900
March 27, 2025	Common Share	50,000	—	50,393	2,519,673,500
March 28, 2025	Common Share	50,000	—	49,744	2,487,208,450
March 31, 2025	Common Share	50,000	—	49,085	2,454,254,800
April 1, 2025	Common Share	50,000	—	49,108	2,455,403,800
April 2, 2025	Common Share	50,000	—	48,347	2,417,341,900
April 3, 2025	Common Share	50,000	—	48,450	2,422,493,500
April 4, 2025	Common Share	50,000	—	48,675	2,433,755,950
April 7, 2025	Common Share	50,000	—	47,450	2,372,497,200
April 8, 2025	Common Share	50,000	—	47,685	2,384,250,650
April 9, 2025	Common Share	50,000	—	46,728	2,336,418,600
April 10, 2025	Common Share	50,000	—	46,739	2,336,944,050
April 11, 2025	Common Share	50,000	—	47,301	2,365,072,100
April 14, 2025	Common Share	50,000	—	47,251	2,362,547,450
April 15, 2025	Common Share	50,000	—	47,453	2,372,627,550
April 16, 2025	Common Share	50,000	—	48,987	2,449,367,050
April 17, 2025	Common Share	50,000	—	48,891	2,444,547,100
April 18, 2025	Common Share	50,000	—	49,554	2,477,677,250
April 21, 2025	Common Share	50,000	—	49,415	2,470,757,750
April 22, 2025	Common Share	50,000	—	49,442	2,472,102,850
April 23, 2025	Common Share	50,000	—	49,831	2,491,530,250
April 24, 2025	Common Share	50,000	—	49,653	2,482,629,550

April 25, 2025	Common Share	50,000	—	50,051	2,502,556,600
April 28, 2025	Common Share	50,000	—	51,545	2,577,265,600
April 29, 2025	Common Share	50,000	—	51,840	2,592,008,000
April 30, 2025	Common Share	50,000	—	51,993	2,599,662,700
May 2, 2025	Common Share	50,000	—	53,705	2,685,228,300
May 7, 2025	Common Share	50,000	—	53,252	2,662,597,600
May 8, 2025	Common Share	50,000	—	51,831	2,591,529,650
May 9, 2025	Common Share	50,000	—	51,877	2,593,855,450
May 12, 2025	Common Share	50,000	—	51,276	2,563,787,650
May 13, 2025	Common Share	50,000	—	50,944	2,547,222,900
May 14, 2025	Common Share	50,000	—	51,866	2,593,294,700
Total	Common Share	2,409,938	—	49,484	119,253,666,825

3. The Company’s share ownership after acquiring issued shares through trust contract

(As of May 16, 2025)

Type of Share	Treasury shares held by the Company		Share repurchase by trust contract
	Number	Ratio	Number	Ratio
Common Shares	6,188,739	2.46	2,409,938	0.96
Total	6,188,739	2.46	2,409,938	0.96

4. Changes in shares held by the largest shareholder before and after share repurchase

(As of May 16, 2025)

Name	Type of share	As of February 13, 2025	As of May 16, 2025
Hyundai Motor Company	Common Shares	12,251,234	12,251,234
Hyundai Mobis	Common Shares	8,094,466	8,094,466
Total	Common Shares	20,345,700	20,345,700
	Other Shares	—	—
	Total	20,345,700	20,345,700

5. Other matters relating to protection of investors

A. Share repurchase agreement

Date of contract	Contract period	Contract company	Contract amount	(Unit : KRW million) Notes
14 February 2025	From February 14, 2025 to August 13, 2025	Shinhan Securities Co., Ltd.	250,000	Subject of the report

B. Ratio of Acquisition under the share repurchase agreement

(As of May 16, 2025)

Type of share	Number of shares acquired	Aggregate value (KRW)	Ratio of acquisition to trust contract amount	Contract company
Common Shares	2,409,938	119,253,666,825	47.7%	Shinhan Securities Co., Ltd.